                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                           BARRINGER TECHNOLOGIES INC.
        ________________________________________________________________
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ________________________________________________________________
                         (Title of class of securities)

                                    68509603
                          _____________________________
                                 (CUSIP number)

                                Robert G. Barrett
                      J O Hambro Capital Management Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
_______________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

                                  March 2, 2000
             ______________________________________________________
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP No. 68509603                  13D                  Page 2 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Lionheart Group, Inc.
        13-3790-376
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                214,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 214,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       214,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 68509603                  13D                  Page 3 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        J O Hambro Capital Management (Holdings) Limited
        No I.R.S. Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              364,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              364,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       364,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       HC,CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 68509603                  13D                  Page 4 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        J O Hambro Capital Management (Holdings) Limited
        No I.R.S. Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              364,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              364,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       364,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IA,CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 68509603                  13D                  Page 5 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        American Opportunity Trust plc
        No I.R.S. Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              215,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              215,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       215,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IV,CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 68509603                  13D                  Page 6 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Christopher Harwood Bernard Mills
        No I.R.S. Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              364,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              364,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       364,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 68509603                  13D                  Page 7 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        The Trident North Atlantic Fund
        No I.R.S. Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              111,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              111,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       111,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       1.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IV,CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 5 TO
                           STATEMENT ON SCHEDULE 13D
                           -------------------------

     This Amendment No. 5 to Statement on Schedule 13D (the "Amendment") amends
Item 5 of the Statement on Schedule 13D (the "Schedule 13D") filed on October 30, 1998 with the Securities and Exchange Commission (the "SEC") by certain of the Filing Parties, as amended by Amendment No. 1 filed with the SEC on April 16, 1999, as further amended by Amendment No. 2 filed with the SEC on April 22, 1999, as further amended by Amendment No. 3 filed with the SEC on December 6, 1999, and as further amended by Amendment No. 4 filed with the SEC on January 14, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

Item 5(a-d) is amended and restated in its entirety as follows:

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                     Number of      Number of
                                    Number of        Shares:        Shares: Sole
                       Aggregate    Shares: Sole     Shared         or Shared
Filing                 Number of    Power to         Power to       Power to       Approximate
Party                  Shares:      Vote             Vote           Dispose        Percentage*
-----                  -------      ------------     ---------      ------------   -----------
Lionheart Group,        214,500       214,500             0            214,500          3.0%
 Inc.

Holdings                364,500             0        364,500           364,500          5.1%

J O Hambro              364,500             0        364,500           364,500          5.1%
 Capital
 Management

Christopher H.B.        364,500             0        364,500           364,500          5.1%
 Mills

American                215,000             0        215,000           215,000          3.0%
 Opportunity Trust

Trident                 111,000             0        111,000           111,000          1.5%
----------------------------------------------------------------------------------------------

     * Based on 7,195,902 shares of Common Stock, par value $.01 per share outstanding as of May 2, 2000, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

     (c) Since the most recent filing of this Statement on January 14, 2000, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:


                                                              Page 8 of 10 Pages

                                                  No. of    Price
Date      Filing Party                            Shares    (US$)
----      ------------                            ------    -----
01/26/00  Trident                                  1,000    5.50
01/27/00  Trident                                  9,000    5.50
02/01/00  Trident                                 15,000    5.00
02/01/00  American Opportunity Trust               5,000    5.00
02/02/00  Trident                                 21,300    5.00
02/02/00  American Opportunity Trust               7,100    5.00
02/03/00  Trident                                 13,700    5.00
02/03/00  American Opportunity Trust               7,900    5.00
02/07/00  J O Hambro Capital Management Ltd.      40,000    5.00
02/09/00  J O Hambro Capital Management Ltd.      10,000    5.00
02/15/00  American Opportunity Trust              30,000    5.00
02/15/00  Trident                                (30,000)   5.00
02/25/00  J O Hambro Capital Management Ltd.       2,500    5.00
03/09/00  Lionheart                               (7,300)   6.15
03/10/00  Lionheart                               (8,000)   6.60
03/14/00  Lionheart                              (28,200)   7.17
03/14/00  American Opportunity Trust             (79,000)   7.17
03/14/00  J O Hambro Capital Management Ltd.     (14,000)   7.17
03/14/00  Trident                                (39,000)   7.17
03/15/00  Lionheart                               (3,000)   7.50
03/15/00  American Opportunity Trust              (6,000)   7.50
04/04/00  Lionheart                                5,400    6.12
04/14/00  Lionheart                                2,500    6.00
04/25/00  Lionheart                               (7,900)   6.63
05/23/00  Lionheart                               25,000    6.06

     The above transactions were effected in the open market and were both purchases and sales.

     (d) The shareholders of American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by American Opportunity Trust. The shareholders of Trident have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by Trident.


                                                              Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  04 June 2000     J O HAMBRO CAPITAL MANAGEMENT LIMITED



                         By: /s/ R.G. Barrett
                            __________________________________
                         Name:  R.G. Barrett
                         Title:  Director

                         Executed on be half of the parties hereto pursuant to the Joint Filing Agreement as previously filed.



                                                             Page 10 of 10 Pages